LION COPPER AND GOLD CORP. ANNOUNCES MASON VALLEY EXPLORATION RESULTS AND
APPOINTMENT OF TRAVIS NAUGLE AS CO-CHAIRMAN OF THE BOARD

November 10, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce the assay results from the Rio Tinto Stage 1 Work Program recently completed at its 100%-owned properties at Yerington, Nevada.

Results include the following highlights:

  Nearly 1,600 feet of continuous copper mineralization was intersected in drill hole YM-046 located beneath the legacy Yerington pit.
  MacArthur drilling returned near-surface oxide mineralization that is stronger-than-interpreted in the current resource model (157 ft of 0.25% TCu including an interval of 58.5 ft of 0.40% TCu in drill hole QM-330).
  At the Montana-Yerington prospect, located between the Yerington pit and the Ann Mason deposit, drill hole MY-001 intersected 8.5 ft of 1.64% TCu and 23.5 ft of 0.49% TCu and a lower zone of sulphide mineralization (114 ft of 0.10% TCu). This mineralization may be related to the eastern continuation of the Ann Mason deposit and also appears to remain open to the west on ground held by the Company.
  Five trenches completed at the partially-covered Mason Pass oxide copper prospect, located approximately 1.5 miles south-southwest of the MacArthur pit, contain visible oxide copper mineralization. Assays from the trenching are pending.

Travis Naugle, Lion CG's CEO, states "We are very encouraged to have obtained such promising initial results from the Montana-Yerington and Mason Pass prospects, just the first among a group of twenty compelling copper targets assembled by the Lion CG and Rio Tinto exploration teams, based on decades of work by Anaconda and Company geologists (See Lion CG Mason Valley Stage 1 Work Program Presentation, May 18, 2022).  We feel that the results at the MacArthur Project and Yerington pit give us even firmer footing as we advance toward our Stage 2 Earn-in decision with Rio Tinto. We are very appreciative of the value resulting from our collaboration with the Rio Tinto NutonTM team, as even evidenced by these exploration results."

Exploration Program Objectives:

As communicated in the news release dated August 22, 2022, exploration drilling objectives included evaluation of the mineralized potential beneath the legacy Yerington pit, the Montana-Yerington prospect located between the Ann Mason project and the Yerington pit, and verification work around the MacArthur Project (Figure 1). Additionally, an expansion of this year's exploration scope allowed the Company to initiate surface trenching at the Mason Pass oxide copper prospect.

Further details of the exploration program include:

  Yerington Pit: One core drill hole, YM-046, totaling 1,792.5 feet, was drilled beneath the Yerington pit to test for additional sulphide mineralization below the known resource (NI 43-101 Technical Report, Yerington Copper Project, January 3, 2014). The drill hole was located on the central portion of the southern pit rim, angled northeasterly to prospect beneath the pit (Figure 2). This drill hole identified both oxide (374 ft of 0.12% TCu) and sulphide (1,222 ft of 0.13% TCu, including 75 ft of 0.23% TCu) mineralization. A portion of the sulphide mineralization is located beneath the known resource (Figure 3).

  MacArthur Project: Three core drill holes totaling 2,291 feet were drilled at the MacArthur Project (Figure 4). Two of the drill holes (QM-329 and QM-330) were drilled in the central portion of the resource shell, with each drill hole intersecting oxide and chalcocite mineralization.  Significant intercepts include drill hole QM-329 (371 ft of 0.16% TCu, including 76.5 ft of 0.27% TCu) and QM-330 (157 ft of 0.25% TCu, including 58.5 ft of 0.40% TCu).  A portion of the QM-330 intercept is below the current resource pit shell (Figure 5). Additionally, QM-329 intersected primary sulphide mineralization (40 ft of 0.17% TCu).  QM-331, drilled on the eastern edge of the resource shell, also intersected oxide mineralization (10 ft of 1.06% TCu) and a mixture of chalcocite and chalcopyrite mineralization (16.5 ft of 0.18% TCu). Please see Table 1 for additional intercepts.
  Montana-Yerington Prospect: One core drill hole, MY-001, totaling 668 feet, was drilled at the Montana-Yerington prospect to test for copper oxide and sulphide potential beneath an outcropping phyllic altered leached cap.  Additionally, the drill hole tested for the eastern portion of a sulphide vein that was underground mined in the early 1900s.  The drill hole was angled northerly to test beneath the leach cap and prospect for the sulphide vein (Figure 6). This drill hole identified two sulphide vein structures associated with the historical underground mining operations. Intercepts include 23.5 ft of 0.49% TCu and 8.5 ft of 1.64% TCu.  Additionally, a low-grade sulphide intercept was identified below these veins (114 ft of 0.10% TCu) (Figure 7) which may be an eastward continuation of the Ann Mason copper deposit.
  Mason Pass Oxide Copper Prospect: An expansion of this year's exploration scope included surface trenching at the Mason Pass oxide copper prospect located approximately 1.5 miles south-southwest of the MacArthur pit.  Two trenches totaling 848 linear feet were completed initially, and subsequently expanded to five trenches totaling 1,873 linear feet due to the appearance of visible oxide copper in the first two trenches.  The trenches have been mapped and channel sampled at ten-foot intervals within each trench, with samples shipped to ALS Chemex in Reno, Nevada. The Company looks forward to providing the results of this work in the near future.

The Company is further pleased to report the appointment of Travis Naugle, CEO, as Co-Chairman of the board. Tom Patton, Lion CG's Co-Chairman, states "We welcome Travis as Co-Chairman of the board. His leadership and engineering skills will be critical going forward, particularly as we continue to constructively partner with Rio Tinto to advance the Mason Valley projects toward production utilizing NutonTM technologies."

Table 1: Drill Hole Significant Intercepts

Drill Hole	From feet	To feet	Interval feet	% TCu	Mineralization Type
HOLE QM-329	0	371	371	0.16	oxide
includes	237	313.5	76.5	0.27	oxide
	378	418	40	0.17	chalcopyrite
HOLE QM-330	24.5	70.5	46	0.34	oxide
	104	125	21	0.16	oxide
	291	448	157	0.25	oxide & chalcocite
includes	311	369.5	58.5	0.40	oxide & chalcocite
HOLE QM-331	10	20	10	1.06	oxide
	284.5	301	16.5	0.18	chalcopyrite & chalcocite
HOLE YM-046	132	506	374	0.12	oxide
	506	570.5	64.5	0.13	oxide & chalcopyrite
	570.5	1792.5	1222	0.13	chalcopyrite & bornite
includes	612	687	75	0.23	chalcopyrite
HOLE MY-001	48.5	72	23.5	0.49	chalcopyrite & chalcocite
	198	206.5	8.5	1.64	chalcopyrite
	243	357	114	0.10	chalcopyrite
*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper assets in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The technical information in this news release has been reviewed and approved by C. Travis Naugle, QP MMSA, CEO of Lion Copper and Gold Corp. and a qualified person as defined in NI 43-101.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "expect", or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the transition to a U.S. domestic issuer. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of Lion CG to implement its business strategies; competition; currency and interest rate fluctuations and other risks.